November 14, 2024

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

       Re: Vistek Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 24, 2024
           CIK No.: 0002013100
Dear Teck Hong Ho:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Cover Page

1. We acknowledge your revised disclosures in response to prior comment 1 in the
       Explanatory Note. As the Explanatory Note is not part of the Public Offering
       Prospectus, please also revise the cover page of your Public Offering Prospectus to clearly explain that any sales by the Resale Shareholders will be after the completion of the initial public offering, as you state in the Explanatory Note. November 14, 2024
Page 2
History and Corporate Structure, page 70

2. We acknowledge your revised disclosures in response to prior comment 3. However, we continue to note you state that following acquisitions, you were "held by Vistek
       Alliance, Diamond Stream, Vibrant Epoch, Mega Optimal and Mr. Ho as to 81.2%,
       4.5%, 4.5%, 4.9% and 4.9%, respectively," which appears inconsistent with your organization chart depicting direct ownership of 4.9% of Vistek Limited by Mr. Tong.
       We also note your revised disclosure that Mr. Ho and Mr. Teo transferred their respective shares in Vistek SG in consideration of receiving your shares. Please revise your disclosures to reconcile, or advise.
Resale Shareholders, page A-2

3. We acknowledge your revised disclosure in response to prior comment 4 that none of the Resale Shareholders have held any material relationship with any of the company's predecessors or affiliates within the last three years. However, we note your disclosures on page 70 which indicate that the owners of Vibrant Epoch and Diamond
       Stream have long-term business relationships with you. Please revise your disclosure here to identify these persons and discuss these relationships, or advise. See
       Regulation S-K C&DI 140.02.
Report of Independent Registered Public Accounting Firm, page F-2

4. We note your revisions on pages F-7 and F-8 to include the dates of the reorganization events. We further note that certain reorganization events occurred after the audit opinion date. Please have your auditors revise their audit opinion date to be no earlier than the date these reorganization events occurred, or advise.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Yuning    Grace    Bai, Esq.